Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated February 25, 2025 to Prospectus dated November 13, 2024

Registration No. 333-281986

AMENDED AND RESTATED

PRICING TERM SHEET

9.875% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock

(Liquidation Preference $25.00 per Share)

February 26, 2025

This amended and restated pricing term sheet supplements Rithm Property Trust Inc.’s preliminary prospectus supplement, dated February 25, 2025 (the “preliminary prospectus supplement”) and the pricing term sheet, dated February 26, 2025 (the “original pricing term sheet”), including the documents incorporated by reference therein, relating to the offering of its 9.875% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, and supersedes the information in the preliminary prospectus supplement and the original pricing term sheet to the extent inconsistent with the information in the preliminary prospectus supplement and the original pricing term sheet. This amended and restated pricing term sheet updates the trade date to February 27, 2025. In all other respects, this pricing term sheet is qualified in its entirety by reference to the preliminary prospectus supplement. Terms used herein but not defined herein shall have the respective meanings as set forth in the preliminary prospectus supplement.

Issuer:	Rithm Property Trust Inc., a Maryland corporation

Security:	9.875% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock

Number of Shares:	2,000,000 shares

Public Offering Price:	$25.00 per share; $50,000,000 total

Underwriting Discounts:	$.78125 per share; $1,250,000 total (which excludes shares purchased by affiliates of the Manager as described below)

Maturity Date:	Perpetual (unless redeemed by the Issuer on or after May 15, 2030 or pursuant to its special optional redemption right, or converted by a holder in connection with a change of control described below under “Change of Control”)

Trade Date:	February 27, 2025

Settlement Date:	March 4, 2025 (T + 3)

Liquidation Preference:	$25.00, plus accrued and unpaid dividends

Dividend Rate:	From and including the Settlement Date to, but excluding, May 15, 2030 (the “fixed rate period”), at a fixed rate of 9.875% per annum of the $25.00 liquidation preference per share (equivalent to an annual rate of $2.46875 per share), and (ii) thereafter (the “floating rate period”) at a floating rate per annuum equal to the Benchmark rate, which is expected to be the Three-Month Term SOFR, plus a spread of 5.56% per annum of the $25.00 liquidation preference per share; provided, however, that if the Benchmark rate is less than zero, the Benchmark rate will be deemed to be zero.

Dividend Payment Dates:	Fixed rate period: Quarterly on or about the February 15, May 15, August 15 and November 15 of each year, beginning on May 15, 2025. The last dividend payment date for the fixed rate period will be May 15, 2030. Floating rate period: Quarterly on or about the February 15, May 15, August 15 and November 15 of each year, beginning on August 15, 2030.

Optional Redemption:	The Issuer may not redeem the Series C Preferred Stock prior to May 15, 2030, except in limited circumstances to preserve its status as a real estate investment trust and pursuant to the special optional redemption provision described below under “Special Optional Redemption.”

On and after May 15, 2030, the Issuer may, at its option, redeem the Series C Preferred Stock, in whole or in part, at any time or from time to time, for cash at a redemption price of $25.00 per share, plus any accrued and unpaid dividends up to, but excluding, the date of redemption.

Special Optional Redemption:	Upon the occurrence of a Change of Control (as defined below), the Issuer may, at its option, redeem the Series C Preferred Stock, in whole or in part, within 120 days after the first date on which such Change of Control occurred, by paying $25.00 per share, plus any accrued and unpaid dividends up to, but excluding, the date of redemption. If, prior to the Change of Control Conversion Date (as defined below), the Issuer exercises any of its redemption rights relating to the Series C Preferred Stock (whether the optional redemption right or the special optional redemption right), the holders of Series C Preferred Stock will not have the conversion rights described below.

Change of Control:	A “Change of Control” is when, after the original issuance of the Series C Preferred Stock, the following have occurred and are continuing:

• the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of stock of the Issuer entitling that person to exercise more than 50% of the total voting power of all stock of the Issuer entitled to vote generally in the election of the Issuer’s directors (except that such person will be deemed to have beneficial ownership of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

• following the closing of any transaction referred to in the bullet point above, neither the Issuer nor the acquiring or surviving entity has a class of common securities listed on the New York Stock Exchange (the “NYSE”) or the Nasdaq Stock Market (“Nasdaq”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE or Nasdaq.

Conversion Rights:	Upon the occurrence of a Change of Control, each holder of Series C Preferred Stock will have the right (unless, prior to the Change of Control Conversion Date, the Issuer has provided or provides notice of its election to redeem the Series C Preferred Stock) to convert some or all of the Series C Preferred Stock held by such holder (the “Change of Control Conversion Right”) on the Change of Control Conversion Date into a number of shares of the Issuer’s common stock per share of Series C Preferred Stock to be converted equal to the lesser of:

• the quotient obtained by dividing (i) the sum of (x) the $25.00 liquidation preference plus (y) the amount of any accrued and unpaid dividends up to, but excluding, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a Series C Preferred Stock dividend payment and prior to the corresponding Series C Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; and

• 15.72327 (i.e., the Share Cap), subject to certain adjustments.

The Share Cap is subject to pro rata adjustments for any share splits (including those effected pursuant to a distribution of the Issuer’s common stock), subdivisions or combinations with respect to the Issuer’s common stock as described in the preliminary prospectus supplement.

Subject to the immediately succeeding sentence, the aggregate number of shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration (as described in the preliminary prospectus supplement)) issuable or deliverable, as applicable, in connection with the exercise of the Change of Control Conversion Right will not exceed 31,446,540 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to proportionate increase to the extent the underwriters’ over-allotment option to purchase additional shares is exercised, not to exceed 36,163,521 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable) (the “Exchange Cap”). The Exchange Cap is subject to pro rata adjustments for any Share Splits on the same basis as the corresponding adjustments to the Share Cap and is subject to increase in the event that additional shares of Series C Preferred Stock are issued in the future.

If, prior to the Change of Control Conversion Date, the Issuer has provided a redemption notice, whether pursuant to its special optional redemption right in connection with a Change of Control or its optional redemption right, holders of Series C Preferred Stock will not have any right to convert the series C Preferred Stock in connection with the Change of Control Conversion Right and any shares of Series C Preferred Stock selected for redemption that have been tendered for conversion will be redeemed on the related date of redemption instead of converted on the Change of Control Conversion Date.

The “Change of Control Conversion Date” is the date the Series C Preferred Stock is to be converted, which will be a business day that is no fewer than 20 days nor more than 35 days after the date on which the Issuer provides the required notice of the occurrence of a Change of Control to the holders of Series C Preferred Stock.

The “Common Stock Price” will be (i) if the consideration to be received in the Change of Control by the holders of the Issuer’s common stock is solely cash, the amount of cash consideration per share of the Issuer’s common stock or (ii) if the consideration to be received in the Change of Control by holders of the Issuer’s common stock is other than solely cash (x) the average of the closing sale prices per share of the Issuer’s common stock (or, if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control as reported on the principal U.S. securities exchange on which the Issuer’s common stock is then traded, or (y) the average of the last quoted bid prices for the Issuer’s common stock in the over-the-counter market as reported by OTC Markets Group Inc. or similar organization for the ten consecutive trading days immediately preceding, but not including, the effective date of the Change of Control, if the Issuer’s common stock is not then listed for trading on a U.S. securities exchange.

CUSIP/ISIN:	38983D 862 / US38983D8627

Joint Book-Running Managers:	Janney Montgomery Scott LLC BTIG, LLC Piper Sandler & Co.

Co-Managers:	Lucid Capital Markets, LLC JonesTrading Institutional Services LLC Wedbush Securities Inc.

Listing:	The Issuer intends to file an application to list the Series C Preferred Stock on the NYSE under the symbol “RPTP”. If the application is approved, trading of the Series C Preferred Stock on the NYSE is expected to begin within 30 days after the Series C Preferred Stock is first issued

Affiliate Purchases	Affiliates of the Manager (as defined in the preliminary prospectus supplement) have committed to purchase an aggregate of 400,000 shares in the offering. The shares purchased by affiliates of the Manager will be at the public offering price and will not be subject to any underwriting discounts or commissions.

This communication is intended for the sole use of the person to whom it is provided by the sender.

The Issuer has filed a registration statement (including a prospectus and a prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the base prospectus and prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and prospectus supplement if you request it by contacting Janney Montgomery Scott by calling (617) 557-2975; BTIG by calling (212) 593-7555; or Piper Sandler by calling (866) 805-4128.